OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Rubio’s Restaurants, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
78116B102
(CUSIP Number)
Garrett A. DeVries
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5614
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 18, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	78116B102	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Alex Meruelo Living Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO — Trust Funds

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		389,300 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		389,300 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

389,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO — Trust
(1) Power is exercised through its sole trustee, Alex Meruelo.
(2) Based upon 9,793,491 shares outstanding as of March 21, 2007 as reported in the Form 10-K for the period ended December 31, 2006.

CUSIP No.	78116B102	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Alex Meruelo

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		389,300 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		389,300 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

389,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Alex Meruelo is the beneficial owner of the reported shares by virtue of his position of Trustee of the Alex Meruelo Living Trust.
(2) Based upon 9,793,491 shares outstanding as of March 21, 2007 as reported in the Form 10-K for the period ended December 31, 2006.

CUSIP No.	78116B102	Page	4	of	7

1	NAMES OF REPORTING PERSONS: Luis Armona

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		100,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based upon 9,793,491 shares outstanding as of March 21, 2007 as reported in the Form 10-K for the period ended December 31, 2006.

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on August 14, 2006, as amended by Amendment No. 1 to Schedule 13D as filed with the Commission on August 28, 2006, as amended by Amendment No. 2 to Schedule 13D as filed with the Commission on April 13, 2007 (as amended, the “Schedule 13D”) relating to the common stock, par value $0.001 per share (“Common Stock”), of Rubio’s Restaurants, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein which are not defined herein have the meanings attributed to such terms in the Schedule 13D. Except as otherwise expressly provided herein, all Items of the Schedule 13D remain unchanged.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 is hereby amended and restated in its entirety to read as follows:
     (a) As of April 20, 2007 the Alex Meruelo Living Trust was the beneficial owner of 389,300 shares of Common Stock (which represents approximately 4.0% of the outstanding Common Stock based on information reported in the Company’s Form 10-K for the year ended December 31, 2006). Pursuant to Rule 13d-3, Mr. Meruelo is deemed the beneficial owner of the shares of Common Stock held by the Alex Meruelo Living Trust due to his position as Trustee and because the trust is revocable. As of April 20, 2007, Mr. Armona was the beneficial owner of 100,000 shares of Common Stock (which represents approximately 1.0% of the outstanding Common Stock based on information reported in the Company’s Form 10-K for the year ended December 31, 2006).
     (b)

	Shared	Sole	Shared	Sole
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
Alex Meruelo Living Trust	0	389,300	0	389,300
Alex Meruelo	0	389,300	0	389,300
Luis Armona	0	100,000	0	100,000

     (c) Since the most recent filing of the Schedule 13D, the only transactions in the Common Stock effected by the Alex Meruelo Living Trust were the following open market sales:

Date	Price	Number of Shares Sold
4/18/2007	$11.553	65,000
4/19/2007	$11.8094	10,000
4/20/2007	$11.69	1,000
     Since the most recent filing of the Schedule 13D, the only transactions in the Common Stock effected by Mr. Armona were the following open market sales:

Date	Price	Number of Shares Sold
4/18/2007	$11.553	35,000
     (d) Not applicable.
     (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Common Stock on April 20, 2007 based on information reported in the Company’s Form 10-K for the year ended December 31, 2006.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 23, 2007

Alex Meruelo Living Trust
By:	/s/ ALEX MERUELO
Alex Meruelo, Trustee

By:	/s/ ALEX MERUELO
Alex Meruelo

By:	/s/ LUIS ARMONA
Luis Armona